June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	CF Acquisition Corp. A
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted April 25, 2024
CIK No. 0001865602

Dear Ms. De Lorenzo:

CF Acquisition Corp. A (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated May 22, 2024 (the “Letter”) regarding the above-referenced Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on April 25, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Amended Draft Registration Statement on Form S-1 submitted April 25, 2024

Risk Factors, page 38

1.	We note the revisions made in response to prior comment 2. Please add back the disclosure at the end of the risk factor discussing the non-redeeming shareholders potentially bearing the economic impact of the excise tax.

In response to the Staff’s comment, we have made the requested revision.

General

2.	When discussing the founder shares ownership following this offering, please revise throughout the prospectus to also reflect the ownership percentage including the private placement shares. In addition, please clarify when discussing the founder shares conversion and anti-dilution rights whether the forward purchase would impact the ratio at which the founder shares are converted into class A ordinary shares.

In response to the Staff’s comment, we have made the requested revision in the first sentence. However, as we have removed the forward purchase from the Draft Registration Statement, the comment in the second sentence has been rendered moot.

3.	We partially reissue prior comment 4. Please revise throughout the prospectus to highlight the material differences in the overall price of the private placement, including the additional ordinary shares, as compared to the IPO. Please include the price per share of the forward purchase shares including the additional common shares to be received for no additional consideration.

As noted above, we have removed the forward purchase from the Draft Registration Statement, which renders this comment moot.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CF ACQUISITION CORP. A

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.